                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20059


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



NAME OF ISSUER:  Industrial Scientific Corporation


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  45631G-10-6


Check the following box if a fee is being paid with this statement:  [  ]

CUSIP NO.  45631G-10-6
_________________________________________________________________

(1)   Names of Reporting Persons           Florence L. McElhattan Corporation

      SS or IRS Identification Nos.          SSN:  ###-##-####
      of Above Person
________________________________________________________________
(2)   Check the Appropriate Box (See Instructions):
      (a)________________________________
      if a Member of a Group

      (See Instructions)
      (b)_______________X________________
      Membership in any group is
      disclaimed
-----------------------------------------------------------------------
(3)   SEC Use Only
-----------------------------------------------------------------------
(4)   Citizenship or Place                     United States of America
      of Organization
-----------------------------------------------------------------------
Number of Shares            (5)  Sole Voting Power              750,000
Beneficially
Owned by Each               (6)  Shared Voting Power           696,360*
Reporting Person with
                            (7)  Sole Dispositive Power         750,000
                            (8)  Shared Dispositive Power      696,360*
-----------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                        1,446,360
-----------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares                            Not Applicable
-----------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9              42.9
-----------------------------------------------------------------------
(12)  Type of Reporting Person
      (See Instructions)                                             IN

*  See Exhibit A

CUSIP NO.  45631G-10-6

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)


Item 1(a)      Name of Issuer:
               --------------

                   Industrial Scientific Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

                   1001 Oakdale Road
                   Oakdale, PA  15071

Item 2(a)      Name of Person Filing:
               ----------------------

                   Florence L. McElhattan

Item 2(b)      Address of Principal Business Office:
               -------------------------------------

                   Industrial Scientific Corporation
                   1001 Oakdale Road
                   Oakdale, Pennsylvania 15071

Item 2(c)      Citizenship:
               ------------

                   United States of America

Item 2(d)      Title of Class of Securities:
               -----------------------------

                   Common Stock, Par Value $.01 Per Share

Item 2(e)      CUSIP Number:
               -------------

                   45631G-10-6

Item 3         Statement filed pursuant to Rules 13d-1(b), or
               13d-2(b).

                   Not Applicable.

Item 4         Ownership:
               ----------

               (a) Amount beneficially owned:  1,446,360*

               (b) Percent of class:  42.9

*  See Exhibit A

               (c) Number of shares as to
                   which person has:

                   (i)   Sole power to vote or
                         to direct the vote:                 750,000

                   (ii)  Shared power to vote
                         or to direct the vote:             696,360*

                   (iii) Sole power to dispose or
                         to direct the disposition
                         of shares:                          750,000

                   (iv)  Shared power to dispose or
                         to direct the disposition
                         of shares:                         696,360*

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

                     Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

                     Not Applicable.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported by the Parent Holding
               ----------------------------------------------------------
               Company:
               --------

                     Not Applicable.

Item 8         Identification and Classification of Members of the Group:
               ----------------------------------------------------------

                     Not Applicable.

Item 9         Notice of Dissolution of Group:
               -------------------------------

                     Not Applicable.

Item 10        Certification:
               --------------

                     Not Applicable.


*  See Exhibit A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998



/s/ Florence L. McElhattan
--------------------------
Florence L. McElhattan

                                 Exhibit A
                                 ---------

* Includes 680,960 shares held directly by Kenton E. McElhattan, the husband of the reporting person, and 14,400 shares held by a foundation that may be deemed to be beneficially owned by Mr. McElhattan and therefore attributed to the reporting person. Mrs. McElhattan disclaims beneficial ownership of such shares.